UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Vornado Realty Trust
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                                (Name of Issuer)

         Common Shares of Beneficial Interest, $0.04 par value per share
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                         (Title of Class of Securities)

                                    929042109
                                 (CUSIP Number)
                               Janet T. Geldzahler
                               Sullivan & Cromwell
       1701 Pennsylvania Ave., N.W., Washington, D.C. 20006 (202) 956-7515
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 15, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D


CUSIP No.    929042109               Page      2         of               Pages
          -------------                   --------------    -------------
-----------------------              ------------------------------------------
--------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Interstate Properties
             22-1858622
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                         (b) /_/


--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

             N/A
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      /_/


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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

             New Jersey
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     NUMBER OF        7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY           6,471,500 shares
      OWNED BY
        EACH          8    SHARED VOTING POWER
     REPORTING
       PERSON                     ---
        WITH
                      9    SOLE DISPOSITIVE POWER

                           6,471,500

                     10    SHARED DISPOSITIVE POWER

                                  ---
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,471,500 shares
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              24.4%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.    929042109               Page      3         of               Pages
          -------------                   --------------    -------------
-----------------------              ------------------------------------------
--------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Steven Roth
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                         (b) /_/


--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

             N/A
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      /_/

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY               791,450
      OWNED BY
        EACH          8    SHARED VOTING POWER
     REPORTING
       PERSON              6,471,500
        WITH
                      9    SOLE DISPOSITIVE POWER

                           791,450

                     10    SHARED DISPOSITIVE POWER

                           6,471,500
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7,262,950
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                 x
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             27.4%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.    929042109               Page      4         of               Pages
          -------------                   --------------    -------------
-----------------------              ------------------------------------------
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Russell B. Wight, Jr.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                         (b) /_/


--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

             N/A
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      /_/

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY               284,400
      OWNED BY
        EACH          8    SHARED VOTING POWER
     REPORTING
       PERSON                  6,471,500
        WITH          9    SOLE DISPOSITIVE POWER

                               284,400

                     10    SHARED DISPOSITIVE POWER

                               6,471,500
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,755,900
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                 x
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.5%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.    929042109               Page      5         of               Pages
          -------------                   --------------    -------------
-----------------------              ------------------------------------------
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             David Mandelbaum
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                        (b) /_/


--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

             N/A
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     /_/


--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY               159,499
      OWNED BY
        EACH          8    SHARED VOTING POWER
     REPORTING
       PERSON                  6,471,500
        WITH
                      9    SOLE DISPOSITIVE POWER

                               159,499

                     10    SHARED DISPOSITIVE POWER

                               6,471,500
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,630,999
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                 x
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             25.0%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

                  (a) The class of equity securities to which this Statement relates is Common Shares of Beneficial Interest, par value $.04 per share (the "Shares"), of Vornado Realty Trust, a Maryland real estate investment trust (the "Company"), which has its principal executive offices at Park 80 West, Plaza II, Saddle Brook, NJ 07663.

Item 2.  Identity and Background.

                  (a) The persons filing this Statement are Interstate Properties, a New Jersey general partnership ("Interstate") and Interstate's three general partners: Steven Roth, Russell B.
Wight, Jr. and David Mandelbaum.

                  (b)-(c) The principal business of Interstate is real estate and investments. Interstate is located at Park 80 West, Plaza Two, Saddle
Brook, New Jersey 07662. Mr. Roth's business address is Park 80 West, Plaza Two, Saddle Brook, New Jersey 07662. Mr. Roth's principal occupation is as a Managing General Partner of Interstate and as Chairman and Chief Executive Officer of the Company. The Company's principal business is leasing real estate. Mr. Wight's business address is 1222 Royal Palm Way, Boca Raton, Florida 33432 and his principal occupation is as a General Partner of Interstate. Mr. Mandelbaum's business address is 80 Main Street, West Orange, New Jersey 07052. His principal occupation is partner in the law firm of Mandelbaum & Mandelbaum.

                  (d)-(e) During the last five years, none of the Interstate or its general partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Messrs. Roth, Wight and Mandelbaum are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration.

                  On May 6, 1993, pursuant to the merger of Vornado, Inc. into the Company, Interstate received 7,209,000 Shares and Mr. Roth received 750,000 Shares in exchange for their shares of Vornado, Inc., as to which each of them had previously filed Statements on Schedule 13D. Subsequent to that time, Interstate has made distributions of Shares to its general partners, who in turn have made charitable contributions of Shares.

Item 4.  Purpose of Transaction.

                  Interstate and its partners hold the Shares for investment purposes. Interstate and its partners may, subject to market conditions and their respective assessments of business prospects of the Company, acquire additional Shares from time to time, through open market and/or privately negotiated transactions, as they each may determine in their discretion and Mr. Roth may acquire additional Shares through employee stock option plans, in each case subject to the applicable transfer and ownership restrictions in the Company's Declaration of Trust. Each of Interstate and its partners may also determine at any time to dispose of Shares.

                  Other than as discussed above, Interstate and its partners currently have no plans to effect any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                  (a)-(b) As of the close of business on April 16, 1997, Interstate owned in the aggregate 6,471,500 Shares, which constitutes approximately 24.4% of the outstanding Shares, based on 26,547,680 of such Shares outstanding on April 15, 1997. As general partners of Interstate, Messrs. Roth, Wight and Mandelbaum may be deemed to share the power to vote or to direct the vote or to dispose or to direct the disposition of the 6,471,500 Shares held by Interstate. Subject to the pledge agreement described in Item 6, each partner has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares held by each partner.

                  On April 16, 1997, Mr. Roth owned directly 774,250 Shares and had the right to vote and dispose of 17,200 Shares held in a charitable foundation, for an aggregate, including the Shares held by Interstate, of 7,262,950 or 27.4% of the outstanding. On April 16, 1997, Mr. Wight owned directly 242,500 Shares and had the right to vote and dispose of 41,900 Shares held in a charitable foundation, for an aggregate, including the Shares held by Interstate, of 6,755,900, or 25.5%. On April 16, 1997, Mr. Mandelbaum owned 159,499 Shares directly, for an aggregate, including the Shares held by Interstate, of 6,630,999 Shares, or 25.0% of the outstanding Shares. While Interstate and its partners may be considered a group, Interstate disclaims any beneficial ownership of the Shares held by its partners individually and each partner disclaims any beneficial ownership of the Shares held individually by the other partners. The aggregate beneficial ownership of Interstate and its three partners is 7,706,849 Shares, or 29.0% of the outstanding.

                  (c) Except for the donation of 3,000 Shares by Mr. Mandelbaum and the donation of 10,000 Shares by Mr. Wight, neither Interstate nor Messrs. Roth, Mandelbaum or Wight has engaged in any transactions in the past 60 days.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

                  In connection with the exercise of an employee stock option for Common Stock of Vornado, Inc. in December 1992 at the request of the Company, Mr. Roth has pledged the shares owned by him, and the Company has granted Mr. Roth registration rights with respect to such shares. See Exhibits 1 and 2.

                  On April 15, 1997, in connection with the combination of the Company with The Mendik Company, L.P., Mr. Roth and Interstate Properties, as well as Michael Fascitelli, President of the Company, entered into a voting agreement (the "Voting Agreement") with Bernard H. Mendik pursuant to which such parties agreed, until the earliest of (i) March 31, 2003; (ii) the date on which Mr. Mendik ceases to beneficially own or control Shares or Units (as defined in the Consolidation Agreement among the Company, The Mendik Company, L.P. and certain other parties) representing at least 80% of the Mendik Initial Investment (as defined in the Voting Agreement) and (iii) the death of, disability of, or commission of certain acts by Mr. Mendik, to vote the shares held by each of them to elect Mr. Mendik to the Board of Trustees of the Company. The foregoing is qualified in its entirety by reference to the Voting Agreement, attached hereto as Exhibit 3.

Item 7.  Material to be Filed as Exhibits.

                  1.       Stock Pledge Agreement
                  2.       Registration Rights Agreement
                  3.       Voting Agreement

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 1997

                                                         Interstate Properties



                                                         By:    /s/Steven Roth
                                                                   Steven Roth

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 1997





                                                            /s/David Mandelbaum
                                                               David Mandelbaum

                                      -10

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 22, 1997





                                                        /s/Russell B. Wight, Jr.
                                                           Russell B. Wight, Jr.

                                  Exhibit Index


                           Exhibit                                       Page

1.       Stock Pledge Agreement, Dated
         dated December 29, 1992

2.       Registration Rights Agreement,
         dated December 29, 1992

3.       Voting Agreement dated as of April 15, 1997

                                      -12